ALLGREEN PROPERTIES LIMITED



File No. 82-4959

Date: 7 AUG 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 8/23

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("EGM") of Allgreen Properties Limited (the "**Company**") will be held at **Traders Hotel, The Gallery, Level 2, 1A Cuscaden Road, Singapore 249716**, on **30 August 2006** at **10.30 a.m.** for the purpose of considering and, if thought fit, passing with or without modifications, the Resolution as an ordinary resolution:

ORDINARY RESOLUTION:

PROPOSED JOINT VENTURE IN TIANJIN KERRY REAL ESTATE DEVELOPMENT CO., LTD.

THAT:

(1) approval be and is hereby given for the Company to participate in the joint venture of Tianjin Kerry Real Estate Development Co., Ltd. through its wholly-owned subsidiary Allgreen Properties (Tianjin) Pte. Ltd. ("**APT**") in accordance with the terms and conditions of the Agreement in respect of Increase of Investment and Transfer of Shareholding Interests and Debt and the Joint Venture Agreement, both entered into on 1 June 2006 between APT, Kerry (Tianjin) Ltd and Kerry Properties (Tianjin) Ltd. (as either may be amended, modified, varied or supplemented as the parties thereto may hereafter deem fit) (collectively, the "**Proposed Joint Venture**"); and

(2) the Directors of the Company be and are hereby authorised to take all necessary steps and to negotiate, finalise and enter into all transactions, arrangements and agreements and to execute all such documents (including but not limited to the execution of application forms and transfers) with full and discretionary powers to make or assent to any modifications or amendments thereto in any manner they may deem necessary, expedient, incidental or in the interests of the Company and/or its subsidiaries for the purposes of giving effect to the Proposed Joint Venture and the transactions contemplated thereunder.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
SINGAPORE, 7 August 2006

Notes:

1. A member of the Company entitled to attend and vote at the EGM is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, he shall specify on each instrument of proxy the number of shares in respect of which the appointment is made, failing which the appointment shall be deemed to be in the alternative.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994 not less than 48 hours before the time appointed for the EGM.